

20013120

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MAR 06 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELEVATION LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 GREENWOOD CLIFF, SUITE 250
(No. and Street)

CHARLOTTE	NC	28204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES C. LUCAS III — 704-926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER, LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST., STE 1100	CHARLOTTE	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES C. LUCAS III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELEVATION LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SARAH ELIZABETH NELSON
Notary Public
Mecklenburg
County
My Comm. Exp.
10-11-2022
NORTH CAROLINA

Signature

GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELEVATION, LLC

Audited Consolidated Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2019
and Reports of Independent Registered Public Accounting Firm

TABLE OF CONTENTS



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Elevation, LLC (the "Company") as of December 31, 2019, the related consolidated statements of operations, comprehensive income, changes in members' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Elevation, LLC as of December 31, 2019, and the results of its consolidated operations and its consolidated cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Elevation, LLC's management. Our responsibility is to express an opinion on Elevation, LLC's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Elevation, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information on schedule 1 – computation of net capital under rule 15c3-1 of the securities and exchange commission (unconsolidated) as of December 31, 2019 (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of Elevation, LLC's consolidated financial statements. The supplementary information is the responsibility of Elevation, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as auditors for Elevation, LLC since 2014.

GreerWalker LLP

Certified Public Accountants
February 26, 2020
Charlotte, NC

GreerWalker LLP | **GreerWalker Wealth Management LLC** | **GreerWalker Corporate Finance LLC**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

ELEVATION, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	1,260,246
Receivables from brokers		99,998
Receivables from clearing firms		223,736
Other receivables		61,125
Deposits with clearing firms		258,794
Prepaid expenses		179,259
Securities owned, at fair value		1,518,477
Property and equipment, net		115,696
Operating lease right of use asset, net		603,207
Other assets		143,829
Total assets	$	4,464,367

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable	$	485,252
Accrued expenses		1,478,539
Operating lease liability		603,207
Subordinated debt		2,000,000
Total liabilities		4,566,998
MEMBERS' DEFICIT		(102,631)
Total liabilities and members' deficit	$	4,464,367

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2019

Revenues:	
Commissions	$ 17,490,596
Trading gains	165,481
Fee income	1,785,148
Interest and dividends	44,721
Total revenues	19,485,946
Expenses:	
Employee compensation and benefits	7,607,000
Consulting fees	3,253,886
Clearing & execution fees	2,620,479
Market data services	1,293,292
Travel	742,366
Technology	510,650
Insurance	575,609
Occupancy costs	475,122
Taxes	344,055
Research	190,402
Professional fees	572,198
Interest	200,000
Regulatory	171,031
Office	100,620
Utilities	56,894
Dues and subscriptions	50,701
Depreciation	46,049
Communications	72,796
Other	172,235
Total expenses	19,055,385
Net income	$ 430,561

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2019

Net income	$	430,561
Other comprehensive income:		
Change in foreign currency translation adjustments		1,332
Comprehensive income	$	431,893

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

As of and for the year ended December 31, 2019

	Class A	Class B	Class D	Total
Members' equity (deficit) - December 31, 2018	$ (1,139,949)	$ 25,000	$ 1,315,475	$ 200,526
Member withdrawals	(572,470)	-	-	(572,470)
Preferred return	-	(162,580)	-	(162,580)
Net income (loss)	64,978	162,580	203,003	430,561
Accumulated other comprehensive income	1,332	-	-	1,332
Members' equity (deficit) - December 31, 2019	$ (1,646,109)	$ 25,000	$ 1,518,478	$ (102,631)

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2019

Subordinated debt, December 31, 2018	$	2,000,000
Increase in subordinated debt		-
Subordinated debt, December 31, 2019	$	2,000,000

See Accompanying Notes

ELEVATION, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 430,561
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	46,049
Unrealized gain from trading securities	(239,981)
Loss on disposal of property and equipment	1,073
Changes in operating assets and liabilities:	
Securities owned, at fair value	36,979
Decrease in receivables from brokers	817,698
Decrease in receivables and deposits from clearing firms	873,330
Decrease in prepaid expenses	23,132
Increase in other receivables	(61,125)
Increase in operating lease right of use asset, net	(603,207)
Decrease in other assets	18,828
Increase in accounts payable	315,552
Decrease in accrued expenses	(1,703,554)
Increase in other liabilities	603,207
Net cash provided by operating activities	558,542
Cash flows from investment activities:	
Purchase of property and equipment	(19,889)
Proceeds from disposal of property and equipment	2,130
Net cash used in investment activities	(17,759)
Cash flows from financing activities:	
Preferred return Class B member	(162,580)
Member withdrawals	(572,470)
Net cash used in financing activities	(735,050)
Effect of exchange rate changes on cash and cash equivalents	1,332
Net decrease in cash and cash equivalents	(192,935)
Cash and cash equivalents, beginning of year	1,453,180
Cash and cash equivalents, end of year	$ 1,260,245

Supplemental Cash Flow Information

Cash paid during the year for interest	$ 200,000

Non Cash Information

Operating lease right of use assets acquired through assumption of operating lease liability	$ 976,811

See Accompanying Notes

Note 1 – Nature of Business:

Elevation, LLC (the "Company") was organized on December 27, 2005 under the North Carolina Limited Liability Company Act. The Company operates as an institutional broker-dealer based in Charlotte, North Carolina. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

A summary of the Company's significant policies follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Elevation Trading Limited. All significant intercompany transactions are eliminated in the consolidation process.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the consolidated financial statements, the Company considers cash in operating accounts, cash on hand, and short-term debt securities purchased with maturity of three months or less as cash and cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Securities Owned, at fair value

Securities owned consist of common stocks and Exchange Traded Funds (ETFs) and are classified as trading securities. Securities classified as trading are carried at fair value and are valued at the closing price reported on the active market on which the individual securities are traded. Realized and unrealized gains and losses are recognized in Trading gains in the consolidated statement of operations.

Revenue Recognition

The Company recognizes revenue and prepares its consolidated financial statements on the accrual basis of accounting. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and incurs related clearing charges. Commissions and related clearing charges are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes
For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying consolidated financial statements since the members include their allocable share of the Company's taxable income or loss in their respective income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2019.

Accounts Receivable
The Company extends credit to certain clearing firms for commissions earned for securities transactions completed under clearing agreements, and to other financial institutions for commissions earned for securities transactions completed. As of December 31, 2019, the Company considers all such receivables fully collectible, and therefore, no allowance has been provided. Accounts receivable as of December 31, 2019 and December 31, 2018 was $323,734 and $2,019,495, respectively.

Property and Equipment
Property and equipment are stated at cost. Significant additions and betterments are capitalized. Expenditures for maintenance and repairs and minor renewals are charged to operations as incurred.

Depreciation
Depreciation is provided using straight-line methods for financial reporting purposes over the estimated useful lives of the assets which range from 3-7 years. Depreciation expense charged to operations was $46,049 for the year ended December 31, 2019.

Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the consolidated statement of operations accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Subsequent Events
In preparing the consolidated financial statements, the Company has evaluated subsequent events through February 26, 2020, which is the date the consolidated financial statements were available to be issued.

Note 2 – Revenue

The Company operates under fully disclosed clearing agreements with BofA Securities, Inc. (formerly Merrill Lynch Broadcort ("Merrill Lynch"), R. J. O'Brien Securities LLC ("R.J. O'Brien"), Cowen and Company, LLC (formerly Convergex Execution Solutions LLC) (Cowen), and Societe Generale, London Branch ("Societe Generale"). These clearing firms clear certain securities transactions on behalf of

the Company, and carry and clear on a fully disclosed basis the Company's customers' trading accounts. The Company earns income, net of clearing costs, on these introduced transactions.

The Company also effects listed option transactions for its customers through the customers' prime brokers or directly with other broker/dealers. These trades are executed through various third party execution services for a per contract fee. The Company earns commissions on these transactions and bills the customer's prime broker directly or the broker/dealer.

The Company earns fee income from investment management firms for marketing consulting, capital raising and investor relation advisory services provided to these entities.

Note 3 – Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. As required by FASB ASC Topic 820, "Fair Value Measurement", financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Securities owned, at fair value are classified as Level 1 of the fair value hierarchy and are valued using quoted market prices in active markets on which the individual securities are traded.

Note 4 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 –Receivables From and Deposits With Clearing Firms

For transactions cleared on its behalf, the Company had net receivables in the amount of $39,776 from Merrill Lynch, $34,975 from Cowen, $19,675 from R.J. O'Brien and $129,310 from Societe Generale as of December 31, 2019.

The Company had deposits of $258,794 held by its clearing firms as of December 31, 2019. The clearing deposits are required under the clearing agreements between the Company and the clearing firms.

Note 6 – Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees, which is administered through an outside investment company. Upon 30 days of service, an employee 21 or

older is allowed to contribute to the plan. The Company may make contributions to the plan at its discretion. The Company did not make any discretionary contributions to the 401(k) plan during the year ended December 31, 2019.

Note 7 – Lease Commitments

The Company implemented new accounting and financial reporting standards for leases (FASB ASC 842. *Leases*) beginning January 1, 2019, using a modified retrospective approach (i.e., applied prospectively effective January 1, 2019, without revising prior periods). For operating leases this standard will require the recognition of right-of-use ("ROU") assets and lease liabilities that had not been recorded as assets and liabilities under previous accounting standards. There was no impact to the Company's members' equity at the beginning of the year as a result of the implementing this accounting standard. The Company has elected to take the practical expedients under Topic 842-10-65-1(f) and (g), which must be consistently applied to all of the Company's leases. As such, the Company's five leases, previously accounted for as operating leases, will continue to be accounted for as operating leases under the new standards. The Company also has elected to use the practical expedient allowed in Topic 842-10-15-37 to account for lease and non-lease components as a single lease component for all of its classes of leases.

The Company is a lessee in five noncancelable operating leases for office spaces. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and an ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has obligations for office space with initial noncancelable lease terms in excess of one year. The Company classifies these leases as operating leases which expire at various dates through April 2023. The ROU asset and lease liability balances were determined by calculating the total lease

payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 1.99%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 20 months.

As of December 31, 2019, maturities of lease liabilities for all noncancelable operating leases are $383,040, $179,371, $30,384, and $10,412, for 2020, 2021, 2022 and 2023, respectively, with total undiscounted lease payments of $603,207. The discounted lease liability at December 31, 2019, is $614,356 with imputed interest of $11,149. During the year ended December 31, 2019, the cash paid for amounts included in lease liabilities was $370,291 and the amount of the lease cost was $373,604.

Note 8 – Subordinated Loan

In October 2009, the Company entered into a subordinated loan agreement for $1,500,000 with the Class B member. Interest is payable quarterly based on a fixed rate of 10% and the note matures August 31, 2029. During 2010, the Company revised this agreement and borrowed an additional $500,000. The total subordinated debt balance as of December 31, 2019 was $2,000,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9 - Related Parties

During 2019, the Company entered into a service level agreement with an entity partially owned by certain officers of the Company related to future business opportunities through client referrals. Per the terms of the agreement, the Company paid $146,543 to the entity in referral fees during 2019.

Note 10 – Members' Equity

The members of the Company are subject to the Amended and Restated Operating Agreement dated November 2014, which specifies the rights and obligations of its members. The agreement provides for Class A, Class B, Class C and Class D units, and governs the allocation of profits, losses and distributions to the respective ownership interests.

The Company had only one Class B member as of December 31, 2019. The Class B member is entitled to receive distributions and allocations corresponding to its cumulative preferred return, as defined in the agreement. The preferred return is to be paid on the twentieth business day following the applicable quarter end. The Class B member has no voting rights. The Class B member is subject to the Securities Purchase Agreement as amended in June 2010. The agreement entitles the Class B member to receive a return, or revenue participation amount, based upon quarterly revenues generated by the Company as defined in the agreement. As of December 31, 2019, the preferred

return and revenue participation amount due to the Class B member was $37,675. The preferred return for the year ended December 31, 2019 is $162,580.

The Company had eleven Class C members as of December 31, 2019. Class C units are "profit interests" that appreciate (or depreciate) in value from the date of issuance until the date on which the company experiences a liquidity event, and such Class C units are subject to the terms of such event. For example, if the company is valued at $10 million on the date of the issuance of a Class C unit and the Company is worth $15 million on the date of a liquidity event, the Class C unit would participate in the $5 million of increased value. Class C units may receive distributions, as do Class A and Class B units, subject to the discretion of the Manager. Class C members have no voting rights.

The Company had four Class D members as of December 31, 2019. Proceeds from the sale of Class D preferred units are invested by the Company in separately managed investment accounts held at another broker dealer. The Class D units appreciate (or depreciate) in value based on the returns earned by the Company in the separately managed accounts. Class D members have the option of redeeming any and all of their Class D units after a holding period of one year from the date of purchase upon ten days written notice to the Company, and are required to redeem all outstanding Class D units in the event of a change of control or exit event as defined in the Amended and Restated Operating Agreement. The value of the units upon redemption is determined by the value of the corresponding separately managed accounts owned by the Company. Class D units may receive distributions subject to the discretion of the Manager. Class D members have no voting rights.

Note 11 – Contingent Liabilities

The Company is liable to the clearing broker if a loss is incurred for failure to pay on behalf of any introduced account.

The Company is involved in various claims or actions arising in the normal course of business. It is management's opinion that the resolution of these matters will not materially affect the Company's financial position or the results of its operations.

Note 12 – Reserve Requirements

The Company does not hold, carry or maintain cash or securities for the benefit of its' customers, or perform custodial functions, and is exempted under paragraph (k)(2)(ii) of Rule 15c3-3 from reserve requirements of that rule.

Note 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,

2019, the Company had unconsolidated net capital of $1,181,138 which was $1,054,176 in excess of its required capital amount of $126,962 (required minimum). At December 31, 2019, the Company's net capital ratio was 1.61 to 1.

Note 14 – Focus Report

Amounts reported on the Company's FOCUS Report as of December 31, 2019 and for the year then ended, were reconciled to the accompanying consolidated financial statements. No material differences in net capital were noted. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

ELEVATION, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (UNCONSOLIDATED)
As of December 31, 2019

Net Capital		
Total members' equity (deficit) qualified for net capital	$	(102,631)
Add allowable credit:		
Subordinated debt		2,000,000
Deductions for non-allowable assets:		
Receivables from brokers or dealers		(39,601)
Investments in and advances to affiliates		(114,612)
Other assets		(286,674)
Net property and equipment		(110,816)
Net capital before haircuts on securities positions		1,345,666
Haircuts on securities		(164,528)
Net capital at December 31, 2019	$	1,181,138
Aggregate Indebtedness		
Liabilities, unconsolidated	$	1,904,435
Computation of Basic Net Capital Requirement		
Minimum net capital required at 6.667%	$	126,962
Minimum net capital required, per regulation	$	100,000
Excess net capital	$	1,054,176
Net capital less 10% of aggregate indebtedness	$	990,694
Percent of aggregate indebtedness to net capital		161.24%
Reconciliation With Company's Computation		
(included in Part II of Form X-17A-5 as of December 31, 2019)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,181,138
Subsidiary equity adjustment		-
Net capital per above	$	1,181,138

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report

See Report of Independent Registered Public Accounting Firm



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Elevation, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Elevation, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elevation, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Elevation, LLC stated that Elevation, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Elevation, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevation, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 26, 2020
Charlotte, NC

ELEVATION, LLC

EXEMPTION REPORT
Year Ended December 31, 2019

Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

Elevation LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[ii] All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Elevation LLC

I, Charles C. Lucas III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.


By: ______________________

Title: General Counsel and Chief Compliance Officer

February 26. 2020



GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Elevation, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Elevation, LLC and the SIPC, solely to assist you and SIPC in evaluating Elevation, LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. Elevation, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Elevation, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Elevation, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

Certified Public Accountants
February 26, 2020
Charlotte, NC

ELEVATION, LLC

STATEMENT OF SIPC ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2019

Assessment as of December 31, 2019	$	24,820
Less: prior payments applied		(12,732)
Balance due, February 29, 2020	$	12,088

See Report of Independent Registered Public Accounting Firm